UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2024

Jayud Global Logistics Limited

	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

Exhibits Index

Exhibit No.	Description
99.1	Press Release – Jayud Global Logistics Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

2